Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC USA Inc.:

We consent to the use of our reports dated February 27, 2012, with respect to the consolidated balance sheets of HSBC USA Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of  income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the consolidated balance sheets of HSBC Bank USA, National Association and subsidiaries as of December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

New York, New York

March 22, 2012